U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

  Parker                          Jeffrey
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   (Last)                           (First)             (Middle)

8493 Baymeadows Way
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                                    (Street)

Jacksonville                       FL                   32256
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

ParkerVision, Inc.      PRKR

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

through September 5, 2002
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5.   If Amendment, Date of Original (Month/Year)

September 6, 2002
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                Chairman of the Board, CEO

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7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
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Page 1 of 4

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                      6.
                                                       4.                              5.             Owner-
                                                       Securities Acquired (A) or      Amount of      ship
                                          3.           Disposed of (D)                 Securities     Form:     7.
                                          Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                            2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                          Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security           Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                  (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/1/02       S             500          D*     $14.990
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/2/02       S             500          D*     $14.810
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/5/02       S             500          D*     $14.820
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/6/02       S             500          D*     $15.025
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/7/02       S             500          D*     $15.400
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/8/02       S             500          D*     $15.100
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/9/02       S             500          D*     $15.270
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/12/02      S             500          D*     $14.810
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/13/02      S             500          D*     $15.000
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/14/02      S             500          D*     $14.800
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/15/02      S             500          D*     $15.130
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/16/02      S             500          D*     $15.400
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/19/02      S             500          D*     $14.800
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/20/02      S             500          D*     $14.979
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/21/02      S             500          D*     $14.857
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/22/02      S             500          D*     $15.755
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/23/02      S             500          D*     $15.200
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/28/02      S           2,500          D*     $15.361
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    9/4/02       S           2,500          D*     $14.6556
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    9/5/02       G          10,000          D      N/A
--------------------------------------------------------------------------------------------------------------------------
Common Stock                    8/21/02      M          20,000          A      $5.000                    D
--------------------------------------------------------------------------------------------------------------------------

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Common Stock                                                                             15,342          D
--------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                          2,376,974          I  Family Limited
                                                                                                            Partnership
--------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                              9,501          I  Minor children
==========================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)     (D)  cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Option             $19.99    2/26/02  A    V   15,000   -     2/27/02 2/26/12   Common
(right to buy)                                                                  Stock     15,000           15,000     D
------------------------------------------------------------------------------------------------------------------------------------
Option             $5.000    8/21/02  M    V     -    20,000  10/11/93 10/10/03 Common
(right to buy)                                                                  Stock     20,000           30,000     D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

================================================================================

EXPLANATION OF RESPONSES:

* These sales were made pursuant to a 10b5-1 plan.


/s/ Cynthia Poehlman                                       September 12, 2002
------------------------------------------------         -----------------------
Cynthia Poehlman on behalf of
Jeffrey Parker                                                   Date

The additional Reporting Person is the J-Parker Family Limited Partnership, 409 S. 17th Street, Omaha, Nebraska, 68102:

/s/ Cynthia Poehlman                                       September 12, 2002
------------------------------------------------         -----------------------
Cynthia Poehlman on behalf of
  Jeffrey Parker, President of J-Parker Co., Inc.,               Date
  General Partner of the J-Parker Family
  Limited Partnership

        **Signature of Reporting Persons

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                              Confirming Statement
                              --------------------

         This Statement confirms that the undersigned has authorized and designated each of Cindy Poehlman, Susan Scoggins and Stacie Wilf to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the United States Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of ParkerVision, Inc. The authority of each of Cindy Poehlman, Susan Scoggins and Stacie Wilf under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 or 5 with regard to the undersigned's ownership of or transactions in securities of ParkerVision, Inc. unless earlier revoked in writing. The undersigned acknowledges that none of Cindy Poehlman, Susan Scoggins, Stacie Wilf or ParkerVision, Inc. are assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.



                                             /s/ Jeffrey Parker


Dated:  August 21, 2002